

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2023

Nathan Gooden
Chief Financial Officer
Squarespace, Inc.
225 Varick Street, 12th Floor
New York, New York 10014

Squarespace, Inc.

Re: Squarespace, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
File No. 001-40393

Dear Nathan Gooden:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology